

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

<u>Via E-mail</u>
Mr. Liran Kosman
Chief Financial Officer
World Health Energy Holdings, Inc.
777 Flagler Dr., Suite 800
West Palm Beach, FL 33401

> **Re:     World Health Energy Holdings, Inc.**
> **Form 10-K**
> **Filed April 2, 2012**
> **File No. 0-30256**

Dear Mr. Kosman:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the period ended March 31, 2012</u>

1.  The File Number on the face of your Form 10-Q as well as your December 31, 2011 Form 10-K is 0-29462.  However, in Edgar, the File Number is 0-30256.  Please note this and revise future filings accordingly.

2.  Please amend your Form 10-Q to include the Section 302 and 906 certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief